4700 Homewood Court, Suite 100, Raleigh, NC 27609 USA

August 16, 2017

FILED ON EDGAR

Jay Ingram

Legal Branch Chief, Office of

Manufacturing and Construction

United States Securities and

Exchange Commission

Mail Stop 4631

Washington, DC 20549

Re:      ATI Modular Technology Corporation

Amendment No. 10 to Registration Statement on Form 10-12G

Filed July 31, 2017

File N. 000-55699

Amendment 2 to Form 10-K for Fiscal Year Ended December 21, 2016

Form 10-Q for Fiscal Quarter Ended June 30, 2017

File No. 000-55699

Dear Mr. Ingram:

This letter is in response to the Commissions’ August 4, 2017 comment letter regarding Amendment No. 10 to the Registration Statement on Form 10-12G submitted by ATI Modular Technology Corporation (the “Company”). The Company’s legal counsel, Anthony R. Paesano of Paesano Akkashian Apkarian, P.C., has been copied in on this correspondence, so feel free to contact him with any questions, and of course, please feel free to continue to correspond directly with me.

Amendment 10 to Registration Statement on Form 10-12G filed July 31, 2017

Financial Statements

Note 2. Summary of Significant Accounting Policies

Basis of Presentation, page 54

1.	We note your response to comment 5 of our letter dated June 28, 2017. Given that the quarterly fees from Yilaime will be recorded as a reduction of the cost of revenue when recognized, please revise your description of these deferred amounts.

Response: The Company notes the Commission’s comment and will revise the description to state that the quarterly fee from Yilaime will be recognized as a reduction of the cost of revenue when recognized.

2.	Please note that in accordance with ASC 605-50-45-12 the deferred quarterly fees from Yilaime should be recognized as a reduction of your cost of revenue in the period you become obligated to pay the 10% commission of the gross amount of monies procured for the Company through Yilaime’s services. In this regard, please explain the nature of the $175,613 “cost charged by Yilaime” as disclosed in Note 5. Deferred Revenue. Specifically address how such costs were determined and demonstrate how Yilaime earned such commissions. Based on your previously presented financial statements, these costs appear to be general and administrative in nature and should be recognized in your statement of operations as such. Please advise or revise your financial statements according.

Response: The $175,613 cost charged by Yilaime as disclosed in Note 5 is for services performed by Yilaime on behalf of the Company. The services resulted in the Company receiving an initial letter of interest from US Ex-Im Bank to provide either a direct loan and or guarantee for equipment and services in support of the Company's, Investment and Cooperation Agreement with the City of Chizhou. The Letter of Interest by US Ex-Im Bank along with the prior commitment from the City of Chizhou contained in the Investment and Cooperation Agreement provides the framework for the Company to secure required equipment and services from the USA to help meet its contractual obligations and deliver USA based goods and services. Yilaime has experience in working with US Ex-Im Bank as well as cities and other agencies in China and elsewhere to secure funding and insurance support services. Additionally, Yilaime is assisting the City of Chizhou in completing the requirement either directly with the support of a local bank recommended by the City of Chizhou and or a guarantee by the City in support of the funding request. For these services, Yilaime has earned commissions and charged the Company $175,613 which is a reduction in the Cost of Revenue when recognized.

When providing such assistance, Yilaime will charge an entity a commission for working to secure a letter of Interest from US Ex-Im Bank or other financial or funding entity and the remainder after working with the Company and upon the actual receipt of funds. After receipt of funds, if any, either from a lender or the City, Yilaime will charge the balance.

3.	Please address the nature and appropriateness of the adjustment made to other receivables- related parties and general and administrative expenses for $110,900 as part of the restatement. Please specifically identify the related party.

Response: The $110,938 adjustment made to other receivables related party refers to AXP Holding Corporation and adjusts the IC-DISC fees charged. Because of the adjustment of Yilaime quarterly fees are now recorded as a reduction in the cost of revenue when recognized no DISC charges were due. Therefore, fees paid and now owed to the Company are recognized as other receivables – related parties.

[Concluded on Following Page]

Form 10-K for the year ended December 31, 2016 and Form 10-Q for the period ended June 30, 2017

4.	We may have further comments after reviewing your responses to the comments above on the Form 10/A.

Response: The Company notes the Commission’s comment.

Very truly yours,

ATI Modular Technology Corporation

Alton Perkins

Alton Perkins

-4-